

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
Ross J. Kari
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

> **Re:** **Federal Home Loan Mortgage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-34139**

Dear Mr. Kari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin, page 46

1. We note you will phase in the adverse classification and charge-off requirement of the advisory bulletin in 2014 and 2015. This advisory bulletin requires that you classify a single-family loan 180 days delinquent as "loss" and then charge-off the portion of the loan balance that exceeds the fair value of the property, less cost to sell and other available cash flows. You further state that your historical experience shows that a significant number of single-family loans that are 180 days or more delinquent will subsequently return to a current payment status either under the original terms or after the completion of a modification. Please address the following:

   - Describe how this advisory bulletin will change your allowance for loan losses methodology for single-family loans. For example, specifically discuss whether it will have any effect on your allowance methodology for loans less than 180 days delinquent.

- Describe in more detail when you determine foreclosure to be probable for your single-family loans, and quantify the amount of loans for which you have measured impairment based on an estimate of the underlying collateral value consistent with your existing allowance methodology discussed on page 216. As part of your response, to the extent known, please discuss the effect that the advisory bulletin will have on the overall timing of when the allowance will be measured based on fair value less costs to sell, as well as on the overall volume of loans that will be affected.

- Describe the historical experience you have which supports your disclosure that a "significant" number of single-family loans that are 180 days or more delinquent will subsequently return to payment status under either the original terms or after the completion of the modification. Clarify the extent to which this statement considers the subsequent default rates of your modification programs.

- Your disclosure on page 216 indicates that in your loan loss estimate you consider the expected ability to partially mitigate losses through modification or other alternatives to foreclosure. Tell us whether the timing of your modification activities is expected to affect the level of the allowance based on the guidance in the advisory bulletin. For example, clarify whether a loan modification that has not occurred as of 180 days past due, but is expected to occur later is considered in your current methodology and whether it would be considered under the advisory bulletin.

- Clarify the types of cash flows that can be considered as part of "other available cash flows" in the advisory bulletin.

- Tell us whether you will consider the average amount expected to be recovered on these loans in the amount you will charge-off under the advisory bulletin, similar to your current allowance methodology which considers actual and estimated rates of collateral loss severity.

- Describe how you will account for recoveries (e.g. under a cost recovery method, etc.) and when the amount will be reported through loan loss reserves versus as a reduction in real estate owned (REO) operations expense.

- Tell us the extent to which the advisory bulletin is expected to have an effect on the allowance methodology or charge-off policy for your Chapter 7 bankruptcy loans.

- Tell us the extent to which the advisory bulletin is expected to have an effect on your delinquency statistics given the guidance in the bulletin on the effect of partial payments on your delinquency statistics.

Note 7: Investments in Securities, page 248

2. We note from Table 7.4 that your net impairment recognized in earnings during 2012 was $2.2 billion. You state on page 210 that you estimate that $1.3 billion of the net impairment was due to a change in your other-than-temporary (OTTI) approach to use a third-party model for your single-family non-agency mortgage-related securities which increased the level of disaggregation for certain assumptions in projecting the cash flows for these securities. We also note that your impairment analysis considers bond insurance and the ability of the bond insurers' to pay all future claims. Please address the following:

- Describe in greater detail the difference between the assumptions used in the third-party model and the model you used before the fourth quarter of 2012. Your response should address assumptions, new levels of disaggregation achieved, and inputs like loss severities, regional home prices, etc.

- Tell us the data sources used for the third-party model compared to the data sources you previously utilized.

- We note from Table 66 that your coverage outstanding from bond insurance was $8.7 billion. Tell us the expected recovery ranges by counterparty included in your OTTI analysis as of December 31, 2012.

- You state on page 120 that the lengthening of the foreclosure timelines that has occurred in recent years can also affect your losses on mortgage-related securities. Confirm that you consider this factor in your severity rates for OTTI, and tell us how this factor has contributed to the amount of impairment recognized in earnings in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ross J. Kari
Federal Home Loan Mortgage Corporation
August 6, 2013
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant